Exhibit 11.1

UNITIL CORPORATION

COMPUTATION IN SUPPORT OF EARNINGS PER SHARE

	Year Ended December 31,
	2009	2008	2007
EARNINGS PER SHARE (000’s, except per share data)

Net Income	$10,049	$9,735	$8,746

Less: Dividend Requirements on Preferred Stock	134	135	136

Net Income Applicable to Common Stock	$9,915	$9,600	$8,610

Average Number of Common Shares Outstanding—Basic	9,647	5,830	5,659

Dilutive Effect of Stock Options and Restricted Stock	—	—	13

Average Number of Common Shares Outstanding—Diluted	9,647	5,830	5,672

Earnings Per Share—Basic	$1.03	$1.65	$1.52

Earnings Per Share—Diluted	$1.03	$1.65	$1.52